UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*

                          Bill Barrett Corporation
------------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $0.001 Per Share)
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                06846N 10 4
------------------------------------------------------------------------------
                               (CUSIP Number)

                             Ben I. Adler, Esq.
                            Goldman, Sachs & Co.
                             One New York Plaza
                             New York, NY 10004
                               (212) 902-1000
------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                              August 23, 2005
------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 2 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  THE GOLDMAN SACHS GROUP, INC.

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      3,207,023

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        3,207,023

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,207,023

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.4%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  HC-CO

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 3 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GOLDMAN, SACHS & CO.

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |X|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      3,207,023

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                     0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        3,207,023

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,207,023

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.4%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  BD-PN-IA

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 4 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS ADVISORS 2000, L.L.C.

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      2,356,786
                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                     0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        2,356,786

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,356,786

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.4%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  OO

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 5 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GOLDMAN, SACHS & CO. OHG

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|

------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  GERMANY

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      72,254

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        72,254

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  72,254

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  PN

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 6 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GOLDMAN, SACHS MANAGEMENT GP GMBH

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  GERMANY

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      72,254

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        72,254

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  72,254

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  CO

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 7 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS EMPLOYEE FUNDS 2000 GP, L.L.C.

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      663,446

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                     0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        663,446

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  663,446

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.5%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  OO

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 8 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  STONE STREET 2000, L.L.C.

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      114,537

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                     0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        114,537

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  114,537

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.3%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  OO

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 9 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS CAPITAL PARTNERS 2000, L.P.

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  WC

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      1,728,658

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        1,728,658

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,728,658

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.0%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  PN

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 10 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  WC

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  CAYMAN ISLANDS

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      628,128

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                     0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        628,128

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  628,128

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.4%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  PN

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 11 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GSCP 2000 OFFSHORE BBOG HOLDING

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  CAYMAN ISLANDS

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      540,104

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        540,104

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  540,104

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.2%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  CO

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 12 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GSCP 2000 OFFSHORE BBOG HOLDING, L.P.

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF, WC

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      628,128

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        628,128

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  628,128

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.4%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  PN

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 13 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS CAPITAL PARTNERS 2000 GMBH & CO. BETEILIGUNGS KG

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  WC

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  GERMANY

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      72,254

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                     0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        72,254

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 72,254

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  PN

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 14 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GSCP 2000 GMBH BBOG HOLDING I

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  CAYMAN ISLANDS

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      9,558

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                     0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        9,558

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,558

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  LESS THAN 0.1%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  CO

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 15 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GSCP 2000 GMBH BBOG HOLDING II

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  CAYMAN ISLANDS

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      62,696

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                     0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        62,696

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  62,696

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  CO

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 16 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GSCP 2000 GMBH BBOG HOLDING, L.P.

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF, WC

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      72,254

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        72,254

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  72,254

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  PN

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 17 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  WC

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      548,909

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        548,909

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  548,909

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.3%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  PN

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 18 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  STONE STREET FUND 2000, L.P.

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  WC

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      114,537

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        114,537

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  114,537

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.3%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  PN

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 19 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  STONE STREET BBOG HOLDING

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  AF, WC

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  CAYMAN ISLANDS

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      5,423

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        5,423

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,423

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  LESS THAN 0.1%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  CO

------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------                              -----------------------
CUSIP No. 06846N 10 4                                  Page 20 of 42
-------------------------                              -----------------------


------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P.

------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) |_|
                                                                      (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                  WC

------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
     NUMBER OF
                                    0
       SHARES
                      --------------------------------------------------------
    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                      114,537

                      --------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
        EACH
                                    0
     REPORTING
                      --------------------------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                        114,537

------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  114,537

------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.3%

------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


                  PN

------------------------------------------------------------------------------

          This Amendment No. 2, filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), Stone Street 2000, L.L.C. ("Stone 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GSCP 2000 Offshore BBOG Holding ("GS Offshore BBOG"), GSCP 2000 Offshore BBOG Holding, L.P. ("GS Offshore BBOG LP"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GSCP 2000 GmbH BBOG Holding I ("GS Germany BBOG I"), GSCP 2000 GmbH BBOG Holding II ("GS Germany BBOG II"), GSCP 2000 GmbH BBOG Holding, L.P. ("GS Germany BBOG Holding"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Stone Street Fund 2000, L.P. ("Stone Street"), Stone Street BBOG Holding ("Stone BBOG") and Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Capital, GS Offshore BBOG LP, GS Germany BBOG Holding, GS Employee, Stone Street and Stone BBOG, the "Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, Stone 2000, GS Offshore, GS Offshore BBOG, GS Germany, GS Germany BBOG I, GS Germany BBOG II and the Purchasers, collectively, the "Filing Persons"), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on December 27, 2004 and the Amendment No. 1 to the Schedule 13D filed by the Filing Persons with the SEC on August 4, 2005.(1)

-----------------------
(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

Item 4 is hereby amended by adding the following immediately before the final two paragraphs thereof:

          Pursuant to an underwriting agreement, dated August 17, 2005 (the "August 2005 Underwriting Agreement"), by and among the Company, the Purchasers, the other parties thereto (collectively with the Purchasers, the "August 2005 Selling Stockholders") and the representatives of the several underwriters listed in Schedule I thereto (collectively, the "August 2005 Underwriters"), the August 2005 Underwriters agreed to purchase from the August 2005 Selling Stockholders and the August 2005 Selling Stockholders agreed to sell to the August 2005 Underwriters an aggregate of 5,500,000 shares of Common Stock (the "August 2005 Sale"), which aggregate amount includes 3,208,333 shares held by the Purchasers. In addition, pursuant to the August 2005 Underwriting Agreement, the August 2005 Selling Stockholders granted the August 2005 Underwriters an option, exercisable within 30 days after the date of the Underwriting Agreement, to purchase an additional 825,000 shares of Common Stock from the August 2005 Selling Stockholders at the same purchase price per share for the purpose of covering over-allotments.

          Pursuant to the final prospectus (the "Offering Prospectus") filed by the Company on August 18, 2005 pursuant to Rule 424(b) of the Securities Act, the public offering price in the public offering of Common Stock was $30.25 per share and the underwriting discount was $1.26 per share.

          Accordingly, the August 2005 Selling Stockholders sold an aggregate of 5,500,000 shares of Common Stock to the August 2005 Underwriters at a price per share of $28.99 (which is net of underwriting discounts and commissions) which aggregate amount includes 3,208,333 shares which may have been deemed to be beneficially owned by the Purchasers. The August 2005 Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The foregoing description of the August 2005 Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the August 2005 Underwriting Agreement, the form of which is incorporated herein by reference to Exhibit
1.1 to the Company's Registration Statement on the Amendment No. 1 to Form S-1 (No. 333-127325) filed on August 17, 2005.

          The August 2005 Sale was consummated on August 23, 2005.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a) Pursuant to the Offering Prospectus, as of August 1, 2005 there were 43,419,136 shares of Common Stock outstanding.

          As of August 23, 2005, GS Group may be deemed to beneficially own an aggregate of 3,207,023 shares of Common Stock that are beneficially owned directly by the Purchasers, representing, in the aggregate, approximately 7.4% of the outstanding shares of Common Stock.

          As of August 23, 2005, Goldman Sachs may be deemed to beneficially own an aggregate of 3,207,023 shares of Common Stock that are beneficially owned directly by the Purchasers, representing, in the aggregate, approximately 7.4% of the outstanding shares of Common Stock.

          GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests or equity interests, as the case may be, in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

          In accordance with SEC Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

          As of August 23, 2005, GS Advisors may be deemed to beneficially own an aggregate of 2,356,786 shares of Common Stock, of which 1,728,658 shares are beneficially owned directly by GS Capital and 628,128 shares may be deemed to be beneficially owned by GS Offshore, representing, in the aggregate, approximately 5.4% of the outstanding shares of Common Stock.

          As of August 23, 2005, each of GS oHG and GS GmbH may be deemed to beneficially own 72,254 shares of Common Stock that may be deemed to be beneficially owned by GS Germany, representing, in the aggregate, approximately 0.2% of the outstanding shares of Common Stock.

          As of August 23, 2005, GS Employee 2000 may be deemed to beneficially own an aggregate of 663,446 shares of Common Stock, of which 548,909 shares are beneficially owned directly by GS Employee and 114,537 shares are beneficially owned directly by GS Direct, representing, in the aggregate, approximately 1.5% of the outstanding shares of Common Stock.

          As of August 23, 2005, Stone 2000 may be deemed to beneficially own 114,537 shares of Common Stock that may be deemed to be beneficially owned by Stone Street, representing, in the aggregate, approximately 0.3% of the outstanding shares of Common Stock.

          As of August 23, 2005, GS Capital beneficially owns directly 1,728,658 shares of Common Stock representing, in the aggregate, approximately 4.0% of the outstanding shares of Common Stock.

          As of August 23, 2005, GS Offshore may be deemed to beneficially own 628,128 shares of Common Stock that are beneficially owned directly by GS Offshore BBOG LP, representing, in the aggregate, approximately 1.4% of the outstanding shares of Common Stock.

          As of August 23, 2005, GS Offshore BBOG may be deemed to beneficially own 540,104 shares of Common Stock that are beneficially owned directly by GS Offshore BBOG LP, representing, in the aggregate, approximately 1.2% of the outstanding shares of Common Stock.

          As of August 23, 2005, GS Offshore BBOG LP beneficially owns directly 628,128 shares of Common Stock, representing in the aggregate, approximately 1.4% of the outstanding shares of Common Stock.

          As of August 23, 2005, GS Germany may be deemed to beneficially own 72,254 shares of Common Stock that are beneficially owned directly by GS Germany BBOG Holding, representing, in the aggregate, approximately 0.2% of the outstanding shares of Common Stock.

          As of August 23, 2005, GS Germany BBOG I may be deemed to beneficially own 9,558 shares of Common Stock that are beneficially owned directly by GS Germany BBOG Holding, representing, in the aggregate, less than 0.1% of the outstanding shares of Common Stock.

          As of August 23, 2005, GS Germany BBOG II may be deemed to beneficially own 62,696 shares of Common Stock that are beneficially owned directly by GS Germany BBOG Holding, representing, in the aggregate, approximately 0.1% of the outstanding shares of Common Stock.

          As of August 23, 2005, GS Germany BBOG Holding beneficially owns directly 72,254 shares of Common Stock, representing, in the aggregate, approximately 0.2% of the outstanding shares of Common Stock.

          As of August 23, 2005, GS Employee beneficially owns directly 548,909 shares of Common Stock, representing, in the aggregate, approximately 1.2% of the outstanding shares of Common Stock.

          As of August 23, 2005, GS Direct beneficially owns directly 114,537 shares of Common Stock, representing, in the aggregate, approximately 0.3% of the outstanding shares of Common Stock.

          As of August 23, 2005, Stone Street may be deemed to beneficially own an aggregate of 114,537 shares of Common Stock, of which 109,114 shares are beneficially owned directly by Stone Street and 5,423 shares are beneficially owned directly by Stone BBOG, representing, in the aggregate, approximately 0.24% of the outstanding shares of Common Stock.

          As of August 23, 2005, Stone BBOG beneficially owns directly 5,179.59 shares of Common Stock, representing, in the aggregate, less than 0.1% of the outstanding shares of Common Stock.

          None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C or II-D hereto beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of securities that such Filing Person may be deemed to beneficially own as indicated above.

          (c) Except as described above, and as disclosed by certain of the Filing Persons pursuant to Section 16 of the Act, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C or II-D hereto, during the past 60 days.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in managed accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

Item 6 is hereby amended by adding the following immediately before the ultimate paragraph thereof:

Lock-Up Agreements

          Pursuant to the August 2005 Underwriting Agreement, each of the Purchasers agreed with the August 2005 Underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly by such person (including holding as a custodian) or with respect to which such person has beneficial ownership within the rules and regulations of the SEC, during the period that is 95 days from August 17, 2005, except with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., with certain exceptions.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit 1 Joint Filing Agreement, dated as of December 27, 2004, among the Filing Persons. *
Exhibit 2 Lock-Up Agreement, dated December 6, 2004, by GS Capital Partners 2000, L.P., GSCP 2000 Offshore BBOG Holding, L.P., GSCP 2000 GmbH BBOG Holding, L.P., GS Capital Partners 2000 Employee Fund, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., Stone Street BBOG Holding and Stone Street Fund 2000, L.P. *
Exhibit 3 Power of Attorney, dated as of December 12, 2003, relating to The Goldman Sachs Group, Inc. *
Exhibit 4 Power of Attorney, dated as of November 19, 2003, relating to Goldman, Sachs & Co. *
Exhibit 5 Power of Attorney, dated as of August 19, 2004, relating to GS Advisors 2000, L.L.C. *
Exhibit 6 Power of Attorney, dated as of August 5, 2004, relating to Goldman, Sachs & Co. oHG. *
Exhibit 7 Power of Attorney, dated as of August 19, 2004, relating to Goldman, Sachs Management GP GmbH. *
Exhibit 8 Power of Attorney, dated as of August 19, 2004, relating to GS Employee Funds 2000 GP, L.L.C. *
Exhibit 9 Power of Attorney, dated as of August 23, 2004, relating to Stone Street 2000, L.L.C. *
Exhibit 10 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000, L.P. *
Exhibit 11 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Offshore, L.P. *
Exhibit 12 Power of Attorney, dated as of December 1, 2004, relating to GSCP 2000 Offshore BBOG Holding *
Exhibit 13 Power of Attorney, dated as of December 1, 2004, relating to GSCP 2000 Offshore BBOG Holding, L.P. *
Exhibit 14 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG. *
Exhibit 15 Power of Attorney, dated as of December 1, 2004, relating to GSCP 2000 GmbH BBOG Holding I *
Exhibit 16 Power of Attorney, dated as of December 1, 2004, relating to GSCP 2000 GmbH BBOG Holding II *
Exhibit 17 Power of Attorney, dated as of December 14, 2004, relating to GSCP 2000 GmbH BBOG Holding, L.P. *
Exhibit 18 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Employee Fund, L.P. *
Exhibit 19 Power of Attorney, dated as of August 23, 2004, relating to Stone Street Fund 2000, L.P. *
Exhibit 20 Power of Attorney, dated as of December 1, 2004, relating to Stone Street BBOG Holding *
Exhibit 21 Power of Attorney, dated as of October 21, 2004, relating to Goldman Sachs Direct Investment Fund 2000, L.P. *
Exhibit 22 Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Bill Barrett Corporation Amendment No. 1 to Form S-1 filed with the SEC on August 17, 2005 (file number 333-127325)

* Previously filed.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2005

                                     THE GOLDMAN SACHS GROUP, INC.


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GOLDMAN, SACHS & CO.


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact

                                     GS ADVISORS 2000, L.L.C.


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GOLDMAN, SACHS & CO. OHG


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GOLDMAN, SACHS MANAGEMENT GP
                                     GMBH


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GS EMPLOYEE FUNDS 2000 GP, L.L.C.


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     STONE STREET 2000, L.L.C.


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GS CAPITAL PARTNERS 2000, L.P.


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GSCP 2000 OFFSHORE BBOG HOLDING


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GSCP 2000 OFFSHORE BBOG HOLDING, L.P.


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GS CAPITAL PARTNERS 2000 GMBH & CO.
                                     BETEILIGUNGS KG

                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GSCP 2000 GMBH BBOG HOLDING I


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GSCP 2000 GMBH BBOG HOLDING II


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GSCP 2000 GMBH BBOG HOLDING, L.P.


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GS CAPITAL PARTNERS 2000 EMPLOYEE
                                     FUND, L.P.


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     STONE STREET FUND 2000, L.P.


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     STONE STREET BBOG HOLDING


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact


                                     GOLDMAN SACHS DIRECT INVESTMENT
                                     FUND 2000, L.P.


                                     By:  /s/ Ted Chang
                                          ------------------------------
                                          Name:    Ted Chang
                                          Title:   Attorney-in-fact

                                 SCHEDULE I

Schedule I is hereby amended and restated in its entirety as follows:

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each director listed below is a United States citizen, except as follows: Lord Browne of Madingley is a citizen of the United Kingdom and Claes Dahlback is a citizen of Sweden. The present principal occupation or employment of each of the directors listed below is set forth below.

-------------------------------- ----------------------------------------------------------------
             Name                                 Present Principal Occupation
-------------------------------- ----------------------------------------------------------------
Henry M. Paulson, Jr.            Chairman of the Board and Chief Executive Officer of The
                                 Goldman Sachs Group, Inc.
-------------------------------- ----------------------------------------------------------------
Lloyd C. Blankfein               President and Chief Operating Officer of The Goldman Sachs
                                 Group, Inc.
-------------------------------- ----------------------------------------------------------------
Lord Browne of Madingley         Group Chief Executive of BP plc
-------------------------------- ----------------------------------------------------------------
John H. Bryan                    Retired Chairman and Chief Executive Officer of Sara Lee
                                 Corporation
-------------------------------- ----------------------------------------------------------------
Claes Dahlback                   Senior Advisor to Investor AB
-------------------------------- ----------------------------------------------------------------
Stephen Friedman                 Former Assistant to the President for Economic Policy and
                                 Director of the National Economic Council
-------------------------------- ----------------------------------------------------------------
William W. George                Retired Chairman and Chief Executive Officer of Medtronic, Inc.
-------------------------------- ----------------------------------------------------------------
James A. Johnson                 Vice Chairman of Perseus, L.L.C.
-------------------------------- ----------------------------------------------------------------
Lois D. Juliber                  Retired Vice Chairman of Colgate-Palmolive Company
-------------------------------- ----------------------------------------------------------------
Edward M. Liddy                  Chairman of the Board, President and Chief Executive Officer
                                 of The Allstate Corporation
-------------------------------- ----------------------------------------------------------------
Ruth J. Simmons                  President of Brown University
-------------------------------- ----------------------------------------------------------------


                              SCHEDULE II-A-i

Schedule II-A-i is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of each of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee and Hsueh J. Sung is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic and Benoit Valentin are citizens of France; Adrian
M. Jones is a citizen of Ireland; Bjorn P. Killmer and Steffen J. Kastner are citizens of Germany; Hsueh Sung is a citizen of Taiwan and Ulrika Werdelin is a citizen of Sweden.

-------------------------- ---------------------- -----------------------------------------------
          Name                   Position                  Present Principal Occupation
-------------------------- ---------------------- -----------------------------------------------
Richard A. Friedman        President              Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Joseph H. Gleberman        Vice President         Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Henry Cornell              Vice President         Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Richard S. Sharp           Vice President         Managing Director of Goldman Sachs
                                                  International
-------------------------- ---------------------- -----------------------------------------------
Esta E. Stecher            Assistant Secretary    Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Sanjeev K. Mehra           Vice President         Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Muneer A. Satter           Vice President         Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Sanjay H. Patel            Vice President         Managing Director of Goldman Sachs
                                                  International
-------------------------- ---------------------- -----------------------------------------------
Hsueh J. Sung              Vice President         Managing Director of Goldman Sachs (Asia)
                                                  L.L.C.
-------------------------- ---------------------- -----------------------------------------------
Steven M. Bunson           Assistant Secretary    Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Elizabeth C. Fascitelli    Treasurer              Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
David J. Greenwald         Assistant Secretary    Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Hughes B. Lepic            Vice President         Managing Director of Goldman Sachs
                                                  International
-------------------------- ---------------------- -----------------------------------------------
Russell E. Makowsky        Assistant Secretary    Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Sarah E. Smith             Assistant Treasurer    Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Gerald J. Cardinale        Vice President         Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Stephen S. Trevor          Vice President         Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Joseph P. DiSabato         Vice President         Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Robert R. Gheewalla        Vice President         Managing Director of Goldman Sachs
                                                  International
-------------------------- ---------------------- -----------------------------------------------
Ben I. Adler               Vice President         Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Melina E. Higgins          Vice President         Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Adrian M. Jones            Vice President         Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
John E. Bowman             Vice President         Vice President of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Katherine B. Enquist       Vice                   Managing Director of Goldman, Sachs & Co.
                           President/Secretary
-------------------------- ---------------------- -----------------------------------------------
Beverly L. O'Toole         Assistant Secretary    Vice President and Associate General Counsel
                                                  of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Matthew E. Tropp           Assistant Secretary    Vice President and Associate General Counsel
                                                  of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Mitchell S. Weiss          Vice President         Vice President of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Mary Nee                   Vice President         Executive Director of Goldman Sachs (Asia)
                                                  L.L.C.
-------------------------- ---------------------- -----------------------------------------------
Ulrika Werdelin            Vice President         Executive Director of Goldman Sachs
                                                  International
-------------------------- ---------------------- -----------------------------------------------
Kenneth A. Pontarelli      Vice President         Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Steffen J. Kastner         Vice President         Managing Director of Goldman Sachs
                                                  International
-------------------------- ---------------------- -----------------------------------------------
Stuart A. Katz             Vice President         Managing Director of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------
Bjorn P. Killmer           Vice President         Managing Director of Goldman Sachs
                                                  International
-------------------------- ---------------------- -----------------------------------------------
Benoit Valentin            Vice President         Managing Director of Goldman Sachs
                                                  International
-------------------------- ---------------------- -----------------------------------------------
Julie Abraham              Assistant Secretary    Vice President and Assistant General Counsel
                                                  of Goldman, Sachs & Co.
-------------------------- ---------------------- -----------------------------------------------


                              SCHEDULE II-A-ii

Schedule II-A-ii is hereby amended and restated in its entirety as follows:

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., Goldman Sachs Direct Investment Fund 2000, L.P. and Stone Street Fund 2000, L.P., are set forth below.

     The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:
The business address of Richard S. Sharp, Robert R. Gheewalla, Hughes B. Lepic and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606. The business address of Hsueh J. Sung is 68/F Cheung Kong Centre, Hong Kong.

     All members listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland and Hsueh Sung is a citizen of Taiwan.

------------------------------ -------------------------------------------------
            Name                                 Present Principal Occupation
------------------------------ -------------------------------------------------
Peter M. Sacerdote             Advisory Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Richard A. Friedman            Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Joseph H. Gleberman            Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Henry Cornell                  Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Richard S. Sharp               Managing Director of Goldman Sachs International
------------------------------ -------------------------------------------------
Sanjeev K. Mehra               Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Muneer A. Satter               Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Joe DiSabato                   Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Adrian M. Jones                Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Peter G. Sachs                 Senior Director of The Goldman Sachs Group, Inc.
------------------------------ -------------------------------------------------
Scott Kapnick                  Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Melina E. Higgins              Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Hsueh J. Sung                  Managing Director of Goldman Sachs (Asia) L.L.C.
------------------------------ -------------------------------------------------
Ben I. Adler                   Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Elizabeth C. Fascitelli        Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Sarah E. Smith                 Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Stephen S. Trevor              Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Robert R. Gheewalla            Managing Director of Goldman Sachs International
------------------------------ -------------------------------------------------
Hughes B. Lepic                Managing Director of Goldman Sachs International
------------------------------ -------------------------------------------------
Gerald J. Cardinale            Managing Director of Goldman, Sachs & Co.
------------------------------ -------------------------------------------------
Sanjay H. Patel                Managing Director of Goldman Sachs International
------------------------------ -------------------------------------------------

                              SCHEDULE II-B-i

Schedule II-B-i is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     The executive officers and directors listed below are citizens of Germany.

---------------------------- ----------------------- -----------------------------------------------
           Name                     Position                Present Principal Occupation
---------------------------- ----------------------- -----------------------------------------------
Andreas Koernlein            Managing Director       Managing Director of Goldman, Sachs & Co. oHG
---------------------------- ----------------------- -----------------------------------------------
Alexander C. Dibelius        Managing Director       Managing Director of Goldman, Sachs & Co. oHG
---------------------------- ----------------------- -----------------------------------------------
Peter Hollmann               Managing Director       Managing Director of Goldman, Sachs & Co. oHG
---------------------------- ----------------------- -----------------------------------------------


                              SCHEDULE II-B-ii

Schedule II-B-ii is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except for Richard S. Sharp, whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

     All executive officers listed below are United States citizens, except for Richards S. Sharp and Sarah E. Smith, who are citizens of the United Kingdom.

----------------------------- ------------------------- -----------------------------------------
            Name                      Position                Present Principal Occupation
----------------------------- ------------------------- -----------------------------------------
Richard A. Friedman           Managing Director         Managing Director of Goldman, Sachs & Co.
----------------------------- ------------------------- -----------------------------------------
Joseph H. Gleberman           Managing Director         Managing Director of Goldman, Sachs & Co.
----------------------------- ------------------------- -----------------------------------------
Henry Cornell                 Managing Director         Managing Director of Goldman, Sachs & Co.
----------------------------- ------------------------- -----------------------------------------
Esta E. Stecher               Managing Director         Managing Director of Goldman, Sachs & Co.
----------------------------- ------------------------- -----------------------------------------
Elizabeth C. Fascitelli       Managing Director         Managing Director of Goldman, Sachs & Co.
----------------------------- ------------------------- -----------------------------------------
David J. Greenwald            Managing Director         Managing Director of Goldman, Sachs & Co.
----------------------------- ------------------------- -----------------------------------------
Sarah E. Smith                Managing Director         Managing Director of Goldman, Sachs & Co.
----------------------------- ------------------------- -----------------------------------------
Katherine B. Enquist          Managing Director         Managing Director of Goldman, Sachs & Co.
----------------------------- ------------------------- -----------------------------------------
John E. Bowman                Managing Director         Vice President of Goldman, Sachs & Co.
----------------------------- ------------------------- -----------------------------------------
Richard S. Sharp              Managing Director         Managing Director of Goldman Sachs
                                                        International
----------------------------- ------------------------- -----------------------------------------


                               SCHEDULE II-C

Schedule II-C is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee and Hsueh J. Sung is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom, Hughes B. Lepic and Benoit Valentin are citizens of France, Adrian
M. Jones is a citizen of Ireland, Steffen J. Kastner and Bjorn P. Killmer are citizens of Germany, Ulrika Werdelin is a citizen of Sweden and Hsueh
J. Sung is a citizen of Taiwan.

--------------------------- ----------------------- --------------------------------------------
           Name                    Position                Present Principal Occupation
--------------------------- ----------------------- --------------------------------------------
Richard A. Friedman         President               Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Joseph H. Gleberman         Vice President          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Henry Cornell               Vice President          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Richard S. Sharp            Vice President          Managing Director of Goldman Sachs
                                                    International
--------------------------- ----------------------- --------------------------------------------
Esta E. Stecher             Vice                    Managing Director of Goldman, Sachs & Co.
                            President/Assistant
                            Secretary
--------------------------- ----------------------- --------------------------------------------
Sanjeev K. Mehra            Vice                    Managing Director of Goldman, Sachs & Co.
                            President/Treasurer
--------------------------- ----------------------- --------------------------------------------
Muneer A. Satter            Vice President          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Hsueh J. Sung               Vice President          Managing Director of Goldman Sachs (Asia)
                                                    L.L.C.
--------------------------- ----------------------- --------------------------------------------
Steven M. Bunson            Assistant Secretary     Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Elizabeth C. Fascitelli     Vice President          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
David J. Greenwald          Vice                    Managing Director of Goldman, Sachs & Co.
                            President/Assistant
                            Secretary
--------------------------- ----------------------- --------------------------------------------
Hughes B. Lepic             Vice President          Managing Director of Goldman Sachs
                                                    International
--------------------------- ----------------------- --------------------------------------------
Russell E. Makowsky         Assistant Secretary     Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Sarah E. Smith              Assistant Treasurer     Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Gerald J. Cardinale         Vice President          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Stephen S. Trevor           Vice President          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Joseph P. DiSabato          Vice President          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Robert R. Gheewalla         Vice President          Managing Director of Goldman Sachs
                                                    International
--------------------------- ----------------------- --------------------------------------------
Sanjay H. Patel             Vice President          Managing Director of Goldman Sachs
                                                    International
--------------------------- ----------------------- --------------------------------------------
Ben I. Adler                Vice President          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Melina E. Higgins           Vice President          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Adrian M. Jones             Vice President          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
John E. Bowman              Vice President          Vice President of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Katherine B. Enquist        Vice                    Managing Director of Goldman, Sachs & Co.
                            President/Secretary
--------------------------- ----------------------- --------------------------------------------
Beverly L. O'Toole          Assistant Secretary     Vice President and Associate General
                                                    Counsel of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Raymond G. Matera           Vice President          Vice President of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Mitchell S. Weiss           Vice President          Vice President of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Mary Nee                    Vice President          Executive Director of Goldman Sachs (Asia)
                                                    L.L.C.
--------------------------- ----------------------- --------------------------------------------
Matthew E. Tropp            Assistant Secretary     Vice President and Associate General
                                                    Counsel of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Richard J. Stingi           Vice President          Vice President of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Ulrika Werdelin             Vice President          Executive Director of Goldman Sachs
                                                    International
--------------------------- ----------------------- --------------------------------------------
Kenneth A. Pontarelli       Vice President          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Steffen J. Kastner          Vice President          Managing Director of Goldman Sachs
                                                    International
--------------------------- ----------------------- --------------------------------------------
Stuart A. Katz              Vice President          Managing Director of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------
Bjorn P. Killmer            Vice President          Managing Director of Goldman Sachs
                                                    International
--------------------------- ----------------------- --------------------------------------------
Benoit Valentin             Vice President          Managing Director of Goldman Sachs
                                                    International
--------------------------- ----------------------- --------------------------------------------
Julie Abraham               Assistant Secretary     Vice President and Assistant General
                                                    Counsel of Goldman, Sachs & Co.
--------------------------- ----------------------- --------------------------------------------


                               SCHEDULE II-D

Schedule II-D is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of Stone Street 2000, L.L.C., the sole general partner of Stone Street Fund 2000, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee and Hsueh J. Sung is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer
A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic and Benoit Valentin are citizens of France; Adrian
M. Jones is a citizen of Ireland; Bjorn P. Killmer and Steffen J. Kastner are citizens of Germany; Ulrika Werdelin is a citizen of Sweden and Hsueh
J. Sung is a citizen of Taiwan.

---------------------------- ------------------------- ------------------------------------------
           Name                      Position                Present Principal Occupation
---------------------------- ------------------------- ------------------------------------------
Peter M. Sacerdote           Chairman/President        Advisory Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Peter G. Sachs               Vice President            Senior Director of The Goldman Sachs
                                                       Group, Inc.
---------------------------- ------------------------- ------------------------------------------
Richard A. Friedman          Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Joseph H. Gleberman          Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Henry Cornell                Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Richard S. Sharp             Vice President            Managing Director of Goldman Sachs
                                                       International
---------------------------- ------------------------- ------------------------------------------
Esta E. Stecher              Vice                      Managing Director of Goldman, Sachs & Co.
                             President/Assistant
                             Secretary
---------------------------- ------------------------- ------------------------------------------
Sanjeev K. Mehra             Vice President/Treasurer  Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Muneer A. Satter             Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Hsueh J. Sung                Vice President            Managing Director of Goldman Sachs
                                                       (Asia) L.L.C.
---------------------------- ------------------------- ------------------------------------------
Steven M. Bunson             Assistant Secretary       Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Elizabeth C. Fascitelli      Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
David J. Greenwald           Vice                      Managing Director of Goldman, Sachs & Co.
                             President/Assistant
                             Secretary
---------------------------- ------------------------- ------------------------------------------
Hughes B. Lepic              Vice President            Managing Director of Goldman Sachs
                                                       International
---------------------------- ------------------------- ------------------------------------------
Russell E. Makowsky          Assistant Secretary       Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Sarah E. Smith               Assistant Treasurer       Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Stephen S. Trevor            Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Joseph P. DiSabato           Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Robert R. Gheewalla          Vice President            Managing Director of Goldman Sachs
                                                       International
---------------------------- ------------------------- ------------------------------------------
Sanjay H. Patel              Vice President            Managing Director of Goldman Sachs
                                                       International
---------------------------- ------------------------- ------------------------------------------
Ben I. Adler                 Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Melina E. Higgins            Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
John E. Bowman               Vice President            Vice President of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Carrie Teret                 Vice President            Vice President of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Katherine B. Enquist         Vice President/Secretary  Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Beverly L. O'Toole           Assistant Secretary       Vice President and Associate General
                                                       Counsel of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Mitchell S. Weiss            Vice President            Vice President of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Matthew E. Tropp             Assistant Secretary       Vice President and Associate General
                                                       Counsel of Goldman, Sachs &Co.
---------------------------- ------------------------- ------------------------------------------
Mary Nee                     Vice President            Executive Director of Goldman Sachs
                                                       (Asia) L.L.C.
---------------------------- ------------------------- ------------------------------------------
Richard J. Stingi            Vice President            Vice President of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Ulrika Werdelin              Vice President            Executive Director of Goldman Sachs
                                                       International
---------------------------- ------------------------- ------------------------------------------
Gerald J. Cardinale          Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Adrian M. Jones              Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Kenneth A. Pontarelli        Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Steffen J. Kastner           Vice President            Managing Director of Goldman Sachs
                                                       International
---------------------------- ------------------------- ------------------------------------------
Stuart A. Katz               Vice President            Managing Director of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------
Bjorn P. Killmer             Vice President            Managing Director of Goldman Sachs
                                                       International
---------------------------- ------------------------- ------------------------------------------
Benoit Valentin              Vice President            Managing Director of Goldman Sachs
                                                       International
---------------------------- ------------------------- ------------------------------------------
Julie Abraham                Assistant Secretary       Vice President and Assistant General
                                                       Counsel of Goldman, Sachs & Co.
---------------------------- ------------------------- ------------------------------------------


                                         SCHEDULE III

Schedule III is hereby amended and restated in its entirety as follows:

     In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

     On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

     On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

     On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act, and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

     On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.